# Yerbaé Brands Co.



# ANNUAL REPORT

18801 N Thompson Peak Parkway, Suite D-380

Scottsdale, AZ 85254

(480) 207-6650

https://yerbae.com/

This Annual Report is dated May 2, 2023.

## BUSINESS

Yerbaé is a beverage manufacturer and marketing company that produces leading-edge products for the consumer product industry. Our beverage may look like sparkling water, but don't be fooled! Each can is filled with plant-based clean caffeine for sustained energy, mental focus, and healthy ingredients that are rich in antioxidants. There is Zero Sugar, Zero Calories, and Zero Guilt. Yerbaé is made with Non-GMO ingredients which include Yerba Mate and White Tea Extract.

Yerbaé was originally founded as Yerbaé LLC owned by the current ownership group in 2016. In August 2020, Yerbaé Brands Co. was incorporated as a C-Corp in Delaware and became the parent company to Yerbaé LLC the subsidiary business. As of September 2020, Yerbaé Brands Co. owns all interests in Yerbaé LLC and has continued operations of the business.

On May 19, 2022 Yerbaé entered into a definitive arrangement agreement and plan of merger, as amended on August 31, 2022 (the "Arrangement Agreement"), with Kona Bay Technologies Inc. ("Kona Bay"), Kona Bay Technologies (Delaware) Inc., 1362283 B.C. Ltd. ("FinCo"), Todd Gibson, and Karrie Gibson, related to the proposed merger and business combination of the Company with Kona Bay (the "Transaction"). The Transaction is subject to the final approval of the TSX Venture Exchange ("TSX-V") and is intended to constitute a reverse takeover (a "RTO") of Kona Bay by Yerbaé as defined in TSX-V Policy 5.2 – Change of Business and Reverse Takeovers ("Policy 5.2"). The combined company that will result from the completion of the Transaction (the "Resulting Issuer") will be renamed "Yerbaé Brands Corp." or such other name as agreed to by Kona Bay and Yerbaé.

On February 8, 2023 the Company and Kona Bay completed the Transaction. At the time of Closing, an aggregate of 54,493,953 Shares were issued and outstanding of which: 35,848,290 Shares were issued to the former Yerbaé shareholders (inclusive of an aggregate of 5,631,276 Shares issued to former holders of an aggregate of US$4,500,000 in convertible promissory notes of Yerbaé converted immediately prior to Closing), 8,000,000 performance Shares (each, a "Performance Share") were issued to certain individuals, as to 3,000,000 Performance Shares to Klutch Financial Corp. ("Klutch"), and 2,500,000 Performance Shares to each of Todd Gibson and Karrie Gibson, which Performance Shares are to be held in escrow and released upon the completion of certain performance-based incentives related to the listing of the Shares on the TSXV, future equity financings, and certain trailing gross revenue targets, 3,153,746 Shares were issued to the former holders of Warrants exercised in connection with the Closing, and 2,015,163 Shares were issued to former holders of the FinCo Subscription Receipts.

**Previous Offerings**

• Name: Conversions of Equity from LLC to C-Corp
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 0
Use of proceeds: Conversion of LLC units to C-Corp Stock. Family and Friends Investors/Founders.
Date: September 10, 2020
Offering exemption relied upon: Conversion of LLC units to C-Corp Stock. Family and Friends Investors/Founders

• Name: Class B LLC Interest
Type of security sold: Equity
Final amount sold: $2,000,000.00
Number of Securities Sold: 1,923,076
Use of proceeds: Inventory, Marketing and administration
Date: March 19, 2019
Offering exemption relied upon: Section 4(a)(2)

• Type of security sold: Convertible Note
Final amount sold: $2,950,000.00
Use of proceeds: Inventory, Marketing and Operations
Date: April 06, 2021
Offering exemption relied upon: 50% discount to next round of funding and/or $40M cap - We negotiated a settlement to convert early the note to equity in October of 2021

• Name: Non-Voting Common - Class 2020-1
Type of security sold: Equity
Final amount sold: $1,032,295.34
Number of Securities Sold: 521,948
Use of proceeds: Inventory, marketing, company employment and working capital
Date: March 31, 2021

Offering exemption relied upon: Regulation CF

• Type of security sold: Convertible Note
Final amount sold: $3,000,000
Use of proceeds: Inventory, Marketing and Operations
Date: May 20th, 2022
Offering exemption relied upon: Securities Act Section 4A2, Regulation D Rule 506 and
Regulation S

• Type of security sold: Convertible Note
Final amount sold: $1,500,000
Use of proceeds: Inventory, Marketing and Operations
Date: December, 19th, 2022
Offering exemption relied upon: Securities Act Section 4A2, Regulation D Rule 506 and
Regulation S

• Name: Non-Voting Common - Class 2022-1
Type of security sold: Equity
Final amount sold: $135,903.83
Number of Securities Sold: 105,771
Use of proceeds: Inventory, Marketing and Operations
Date: September 30th, 2022
Offering exemption relied upon: Regulation CF

• Name: Class D-3 LLC Interest
Type of security sold: Equity
Final amount sold: $893,534.48
Number of Securities Sold: 726,450
Use of proceeds: Inventory, Marketing and administration
Date: October 19th, 2022
Offering exemption relied upon: Securities Act Section 4A2, Regulation D Rule 506 and
Regulation S

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year Ended December 31st, 2022 compared to year ended December 31st, 2021

In prior years, the company operated as Yerbae, LLC. In August 2020, the company converted to a Delaware C-Corp, Yerbae Brands Co.

Revenue:
Net Sales for fiscal year 2022 was $7,166,847, which is a 18.5% increase vs fiscal year 2021 Net Sales of 6,045,089.

Cost of Sales:
Cost of sales in 2022 was $2,952,273 vs 2021 costs of $2,423,723. We have continued to work with our reliable and efficient production and raw material partners to keep costs low.

Gross Margins:
2022 gross profit increased by $593,208 over 2021 gross profit of $3,621,366. The growth was achieved by expanding to new markets/distributors as well as increasing our ecommerce presence.

Expenses:
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. Our expenses increased by $4,671,839 from 2021. This increase was driven by Marketing ($1.3M) expenses to attract new customers.

• Historical results and cash flows:
Each year our company continues to improve in both sales increases and cost of goods sold. Results may vary year to year and at no point can Yerbae guarantee previous results will predict future results. Yerbae estimates continued growth of Gross Revenue and is continuously working to improve on Cost of Goods Sold for long-term shareholder value. In previous years of operating in our experience marketing, production and raw material sourcing have all contributed a significant cash need to ensure the company's success. Cash was generated to support the growth of our business by selling equity to our current investors. In the future, our company will need additional capital to support the growth and expansion of the brand.

**Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $856,547.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

• Creditor: Ampla
Amount Owed: $879,555.00
Interest Rate: 12.0%
Maturity Date: January 01, 2024


• Creditor: Small Business Administration
Amount Owed: $150,000.00
Interest Rate: 3.75%
Maturity Date: October 19, 2050

• Creditor: Nissan
Amount Owed: $159,796.36
Interest Rate: 5.49%
Maturity Date: October 10, 2026


• Creditor: Ford
Amount Owed: $24,657.49
Interest Rate: 2.9%
Maturity Date: December 03, 2026

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Gibson
Todd Gibson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Executive Officer/Director
Dates of Service: January, 2017 - Present
Responsibilities: Primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Mr. Gibson currently receives $100,000 as an annual salary for his role with the company and owns 31.01% of the company as a beneficiary of a trust shareholder.

Name: Karrie Gibson
Karrie Gibson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Operating Officer/Director
Dates of Service: January, 2017 - Present
Responsibilities: Primary responsibilities include overseeing the company's business operations, ensuring effective operational and financial procedures and reports to the CEO. Mrs. Gibson currently receives $100,000 as an annual salary for her role with the company and owns 31.01% of the company as a beneficiary of a trust shareholder.

Name: Seth Smith
Seth Smith's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Vice President of Business Development
Dates of Service: July, 2018 - Present
Responsibilities: Seth is the head of the sales team. He currently receives an annual salary of $180,000 and has 239,245 Employee Stock Options

Name: Bill Finn
Bill Finn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
• Position: Chief Financial Officer
Dates of Service: November, 2022 - Present
Responsibilities: Bill is the head of Finance for Yerbae. He currently receives an annual salary of $180,000 and has 31,899 Employee Stock Options

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Class A

Stockholder Name: Todd Gibson Trust

Amount and nature of Beneficial ownership: 7,150,199

Percent of class: 50.00

Title of class: Voting Common Class A

Stockholder Name: Karrie Gibson Trust

Amount and nature of Beneficial ownership: 7,150,199

Percent of class: 50.00

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Voting Common Class A, Voting Common Class B, Non-Voting Common - Class D-1, Non-Voting Common - Class D-2, Non-Voting Common – Class D-3, Non-Voting Common - Class 2020-1, Non-Voting Common - Class 2022-1, Special Warrants and Option Plan, Undesignated, and Convertible Note.

• Voting Common Class A
The amount of security authorized is 17,545,000 with a total of 14,300,398 outstanding.
Voting Rights

One vote per share.
Material Rights
Voting Rights: Board Member Voting for all major decisions. Voting Common stock is entitled to one vote for each share.
Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3)d.
Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.
Tag-Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.
Put Right: Put of Class A Stockholder's Shares. In the event of the death or Mental Incapacity of Todd Gibson or Karrie Gibson, then upon the death or Mental Incapacity of the other one of them (the "Surviving Class A Stockholder"), the Surviving Class A Stockholder shall have the right to require the Company to purchase all Class A Shares held by all of the Class A Stockholders, or their respective Permitted Transferees.

• Stock Option Plan
The total shares outstanding does not include 5,455,121 shares related to Stock Option Plan. Out of these shares, 1,052,669 shares have been issued and 4,402,452 are reserved in a pool. Currently these do not fall under a class of securities.

• Voting Common Class B
The amount of security authorized is 9,570,000 with a total of 8,754,023 outstanding.
Voting Rights
One vote per share.
Material Rights
Liquidation Rights: Liquidation Preference- In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.
Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.
Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.
Section 4.4 of the Voting Shareholder Agreement- (Actions Subject to Approval)- Board Member Voting for all major decisions.

• Non-Voting Common - Class D-1
The amount of security authorized is 3,190,000 with a total of 1,909,600 outstanding.
Voting Rights
There are no voting rights associated with Non-Voting Common - Class D-1.
Material Rights
Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.
Drag Along: If the sale of the company is approved as otherwise required by Delaware General

Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

• Non-Voting Common - Class D-2

The amount of security authorized is 3,595,000 with a total of 3,571,377 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class D-2.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

• Non-Voting Common - Class D-3

The amount of security authorized is 1,000,000 with a total of 726,450 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class D-3.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

• Non-Voting Common - Class 2020-1

The amount of security authorized is 849,000 with a total of 847,966 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class 2020-1.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

• Non-Voting Common - Class 2022-1

The amount of security authorized is 4,068,500 with a total of 107,752 outstanding.
Voting Rights
There are no voting rights associated with Non-Voting Common - Class 2022-1.
Material Rights
Please refer to the Subscription Agreement of your investment and the Articles of Incorporation attached as Exhibit F to this Offering Memo.
Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.
Drag-Along Rights. If: (i) sale of all or substantially all of the assets of the Company; (ii) a majority of the voting equity of the Company; (iii) a merger of the Company; or (iv) any other business transaction or combination where a majority of the board post-closing is different than pre-closing) (a "Transaction"), is properly approved as otherwise required by the Delaware Corporations Code, the Certificate of Formation, the Bylaws of the Company, or this Agreement, then each shareholder shall (and is hereby deemed to have agreed in advance to have done so): (A) consent to, vote for and raise no objections against the Transaction or the process pursuant to which the Transaction was arranged, (B) waive any dissenter's or appraisal rights and similar rights with respect thereto, and (C) agree to sell all of such shareholders Securities in the Company pursuant to the Transaction. Each shareholder shall take all reasonably necessary actions in connection with the consummation of any Transactions including making the same representations, warranties, covenants, indemnities and undertakings to the prospective transferee(s) in such Transaction as made by the shareholders approving the Transaction.
Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

• Special Warrants
The amount of securities outstanding is 7,385,741.
Material Rights
These warrants and option plans are subject to specific goals and time-based objectives and do not currently fall any within any authorized classes of stock the Company currently has authorized in its Articles of Incorporation.
These are not included in the fully diluted calculation for our pre-money valuation, please refer to the valuation details section for further information.

• Unassigned
The amount of security authorized is 57,500 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Undesignated.
Material Rights
Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.
Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.
Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

• Convertible Note
The security will convert into Voting common class and the terms of the Convertible Note are outlined below:
Amount outstanding: $3,000,000.00
Maturity Date: February 10, 2023
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Uplisting on the TSX exchange
Material Rights
There are no material rights associated with Convertible Note.

Amount outstanding: $1,500,000.00
Maturity Date: December 19th, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Uplisting on the TSX exchange
Material Rights
There are no material rights associated with Convertible Note.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in Yerbaé Brands Co., a Delaware corporation (also referred to as "we", "us", "our", or "Company"), involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that consumers think it's a better option than a competing product, or that we will be able to provide products and/or service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and businesses with only a few years of operations, are difficult to assess, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold and is subject to applicable state and federal laws. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these Securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer. The Company may be acquired by another company, in whole or in part. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Furthermore, the Common Stock is subject to a "drag along" right by which the holders of the majority of Common Stock by voting power could cause you to sell your stock along with that majority on the same terms. In that case, the sale price of that stock would be determined by the majority and not you. You may be required to make certain representations and warranties in connection with such sale, if any, as to your ownership of the stock and any liens or other encumbrances to which it is subject, if any, among other matters. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $4,999,999 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the results of our operations based upon currently available information and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service Currently, all of our products are sold in retail and ecommerce in two main package sizes of 16oz cans and 12oz cans. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good-faith business decisions. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there are any assets remaining after all preferences, including but not limited to payments to creditors and stockholder liquidity preferences, have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company sells all the common stock it is offering now, the Company likely will need to raise more funds in the future, and if it can't obtain such additional funds, it likely will fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, or even worthless, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once the Company meets its target amount for this offering, the Company may request that StartEngine instruct the escrow agent to disburse offering funds to it. At that point, investors whose subscription agreements have been accepted will become Company investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be Company investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products should be able to gain traction in the marketplace at a faster rate than our current growth rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yerbaé has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business The Company's success is largely dependent upon the personal efforts and abilities of its co-founders, Karrie Gibson and Todd Gibson, who make virtually all the strategic and operational decisions with respect to the management and operation of the Company's business. The loss of either of the foregoing parties could have a material adverse effect on the operations and financial condition of the Company. Further, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Yerbaé or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business. COVID-19/Natural Disasters Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly. Tax Risks Associated with Owning Securities This information is not intended to and does not provide potential investors with detailed advice related to how the purchase, ownership and disposition of Securities in the Company will be treated for federal or state income tax purposes. The Company urges potential investors to consult with their respective tax advisor for a detailed explanation of how their individual tax-related issues might affect an investment in Securities. Timing of Tax Liabilities The timing of tax liabilities may not occur in the same year as any distribution of funds (if any). FDA The FDA has not evaluated the claims made by Yerbaé and all of our products. Our product contains Caffeine and other ingredients that can be regulated. This could have a material effect on our business if regulation is to occur. Deposit Law Yerbaé is participating to the best of its knowledge in all regulatory deposit and redemption laws. Laws may change from time to time and this could have a material effect on the business. Labeling From time to time Yerbaé will review and update labeling on its packages. We will work diligently to ensure there is not material risk but from time to time we will get consumer complaints and we will address to the best of our ability. In certain cases that may not be enough in the eyes of the complainant and they may pursue alternative actions. Shelf life risk Consistent with industry practices, we maintain and manage product shelf life in our warehouses and facilities once the product is transferred to and from distributor, retail and consumer, which results in a product change of control . As such, we cannot be held responsible or liable for poorly rotated inventory in store or in the event a consumer consumes out of date inventory in the marketplace. Regulatory and Compliance To the best of its knowledge, the Company is materially compliant with all applicable local, state and federal regulations concerning its current business and products. Applicable laws may change from time to time which could have a material effect on the Company's business. The US Food and Drug Administration has not evaluated the claims made by the Company and our products. Our product contains caffeine and other ingredients that may be regulated, which if regulated could have a material effect on our business. From time to time the Company will complete regulatory and compliance reviews based on evolving interpretations and industry practices, such as updating package labeling. Nevertheless, from time to time the Company may receive complaints, formal and informal, from consumers and their purported representatives. The Company evaluates each claim and engages legal counsel if and when appropriate. At this time and based on its current procedures, the Company is not aware of a material credible claim against the Company. Limited Operating History The Company, through its subsidiaries, began its business operations in 2016, and as such it has a limited operating history. In addition to our present financial condition, a number of uncertainties exist that could have an impact on our future operating results, including general economic conditions, relevant market attitude towards our products, market entry of competitors, and numerous other competitive factors. Prospective investors should not use historical, industry or other trends to anticipate our results or trends in future periods. Moreover, there is no assurance that we will achieve our business plan. Our prospects, therefore, must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in the highly competitive consumer products industry. There is no assurance that we can successfully market our products or generate revenues sufficient to achieve profitable operations. We may never be profitable. Operating Results May Fluctuate Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include, but are not limited to, the following: (1) our ability to maintain customer satisfaction; (2) international, federal, state or local government laws, regulations, and other governmental actions and interpretations thereof; (3) the introduction of new products by competitors; (4) increasing customer acceptance and confidence in the Company's products; (5) our ability to increase awareness of our brand and convince customers of the superior quality of our products; (6) general micro- and macro-economic conditions; and (7) certain events of force majeure, including but not limited to: weather; fire; flood; storms; hurricane; tropical storm; other natural disasters and acts of God; work stoppages; strikes; accidents; protests, riots and other events of unrest; interruptions, loss, malfunctions, or attacks of utilities, communications or computer (software and hardware) services; acts or omissions of any government, or any rules, regulations or orders issued by any governmental authority or by any officer, department, agency or instrumentality thereof. Prior investor liquidation preferences As set forth in the Company's Certificate of Incorporation (as amended), certain Existing Stockholders of the Company receive a liquidation preference, which means such stockholders receive a distribution from the Company before you receive anything relative to your investment, if anything is even available before or after such liquidation event. The Transaction with Kona Bay and public listing on the TSXV is not assured. The Arrangement Agreement establishes several conditions to the consummation of the Transaction, including, among others, (i) stockholder approval of each of Kona Bay and the Company; (ii) judicial approval of the Transaction; (iii) the TSXV approving for listing the shares issuable in the Transaction; (iv) satisfactory due diligence of Kona Bay by the Company; and (v) the holders of no more than 5% of the Company common stock prior to the Transaction exercising their dissenters rights (i.e., the right to receive fair value for their interest in the business in lieu of shares of the Resulting Issuer). Additionally, the Transaction is contingent on there not being material adverse event on the business of Kona Bay or the Company. Dissenters Rights could inhibit the Transaction or otherwise deplete Company cash. Delaware General Corporation Law affords the record owners of a corporation that is a constituent (i.e., party) to a merger or consolidation the right to object to the merger or consolidation and receive payment in cash of the 'fair value' for his, her, or its interest in the going concern of the Company of the Company. Where the Company and the stockholder disagrees as to fair value, the stockholder could petition the Delaware Court of Chancery for an appraisal. Appraisal proceedings can be lengthy, unpredictable, and costly. The Arrangement Agreement provides that, as a condition to each party's obligation to effect the Transaction, no more than 5% of the issued and outstanding common stock of the Company be subject to the exercise of dissenters' rights by their respective holder. If a greater portion of the Company's stock is subject to the exercise of dissenters' rights, the Transaction may not occur. Even if the Transaction proceeds, or if less than 5% of the shares are subject to the exercise of such rights, payment of the fair value and/or the costs associated with the appraisal proceedings, if any, could diminish the Company's cash available for, and have an adverse effect on, its operations.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2023.

**Yerbaé Brands Co.**

By  /s/ *Todd Gibson*

     Name: <u>Yerbae Brands Co</u>

     Title:  CEO

---

Exhibit A

**FINANCIAL STATEMENTS**

---



**YERBAÉ BRANDS CO.**

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

For the Years Ended December 31, 2022 and 2021



SIKICH.COM

**YERBAÉ BRANDS CO.**
TABLE OF CONTENTS

|  | Page(s) |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 3-5 |
| FINANCIAL STATEMENTS |  |
| Statements of Financial Position | 6 |
| Statements of Loss | 7 |
| Statements of Changes in Stockholders' Equity (Deficit) | 8 |
| Statements of Cash Flows | 9 |
| Notes to Financial Statements | 10-35 |



SIKICH.

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Members of American Institute of Certified Public Accountants

1415 West Diehl Road, Suite 400
Naperville, IL 60563
630.566.8400

SIKICH.COM

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Yerbaé Brands Co.
Scottsdale, Arizona

## Opinion

We have audited the financial statements of Yerbaé Brands Co. (the Company), which comprise the statements of financial position as at December 31, 2022 and 2021, and the statements of loss, changes in stockholders' equity (deficit), and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

## Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

## Emphasis of Matter Regarding Going Concern

We draw attention to Note 19, which indicates material uncertainties as of that date relating to going concern. As stated in Note 19, these events or conditions, along with other matters as set forth in the Note, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

**Other Information**

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audits or otherwise appear to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

**Responsibilities of Management and Those Charged with Governance for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jason Evans.

*Sikich LLP*

Naperville, Illinois
April 26, 2023

# FINANCIAL STATEMENTS

**YERBAÉ BRANDS CO.**

STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)

December 31, 2022 and 2021

|  | 2022 | 2021 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 856,547 | $ 347,806 |
| Accounts receivable (Note 2) | 922,725 | 308,417 |
| Inventories (Note 6) | 921,954 | 437,376 |
| Unamortized incentives | 21,635 | - |
| Prepaid expenses and other current assets | 116,861 | 110,847 |
| Total current assets | 2,839,722 | 1,204,446 |
| Property and equipment, net (Note 5) | 191,200 | 241,891 |
| **OTHER ASSETS** | | |
| Right-of-use assets - operating leases | 340,411 | - |
| **TOTAL ASSETS** | $ 3,371,333 | $ 1,446,337 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 2,733,015 | $ 799,184 |
| Current maturities of notes payable (Note 9) | 3,811,622 | 61,681 |
| Due to Ampla (Note 7) | 879,555 | 319,276 |
| Current portion of long-term operating lease liabilities | 74,272 | - |
| Accrued interest | 46,264 | - |
| Accrued expenses | 668,164 | 367,821 |
| Total current liabilities | 8,212,892 | 1,547,962 |
| **NONCURRENT LIABILITIES** | | |
| Long-term operating lease liabilities | 296,913 | - |
| Notes payable (Note 9) | 279,882 | 315,030 |
| Total noncurrent liabilities | 576,795 | 315,030 |
| Total liabilities | 8,789,687 | 1,862,992 |
| **STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Common stock, $.0001 par value, 39,875,000 shares authorized, 30,217,566 and 29,383,364 shares issued and outstanding at December 31, 2022 and 2021, respectively (Note 12) | 1,923 | 1,840 |
| Additional paid-in capital | 5,977,997 | 4,928,816 |
| Additional paid-in capital - stock options | 502,551 | - |
| Warrants outstanding | 2,546,912 | - |
| Accumulated deficit | (14,447,737) | (5,347,311) |
| Total stockholders' equity (deficit) | (5,418,354) | (416,655) |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | $ 3,371,333 | $ 1,446,337 |

See accompanying notes to financial statements.

## YERBAÉ BRANDS CO.

STATEMENTS OF LOSS
(Expressed in U.S. Dollars)

For the Years Ended December 31, 2022 and 2021

|  | 2022 | 2021 |
|---|---|---|
| **REVENUES** | | |
| Gross revenues | $ 7,811,248 | $ 6,839,879 |
| Less discounts | (644,401) | (794,790) |
| Total net revenues | 7,166,847 | 6,045,089 |
| **COST OF SALES** | 2,952,273 | 2,423,723 |
| Gross profit | 4,214,574 | 3,621,366 |
| **OPERATING EXPENSES** | 11,919,895 | 7,248,056 |
| Loss from operations | (7,705,321) | (3,626,690) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest expense | (1,395,105) | (174,971) |
| Total other income (expense) | (1,395,105) | (174,971) |
| **NET LOSS BEFORE INCOME TAXES** | (9,100,426) | (3,801,661) |
| Income tax expense (Note 10) | - | - |
| **NET LOSS** | $ (9,100,426) | $ (3,801,661) |
| **LOSS PER SHARE** | | |
| Basic (Note 17) | $ (0.31) | $ (0.14) |
| Diluted (Note 17) | $ (0.31) | $ (0.14) |

# YERBAÉ BRANDS CO.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(Expressed in U.S. Dollars)

For the Years Ended December 31, 2022 and 2021

| | Common Stock | | Additional Paid-In Capital | Additional Paid-In Capital - Stock Options | Warrants Outstanding | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | | | | | |
| **BALANCE (DEFICIT), DECEMBER 31, 2020** | 24,080,429 | $ 1,508 | $ 880,299 | $ - | $ - | $ (1,545,650) | $ (663,843) |
| Issuance of common stock (Note 12) | 5,302,935 | 332 | 4,048,517 | - | - | - | 4,048,849 |
| Net loss | - | - | - | - | - | (3,801,661) | (3,801,661) |
| **BALANCE (DEFICIT), DECEMBER 31, 2021** | 29,383,364 | 1,840 | 4,928,816 | - | - | (5,347,311) | (416,655) |
| Issuance of common stock (Note 12) | 834,202 | 83 | 1,049,181 | - | - | - | 1,049,264 |
| Stock compensation expense (Note 14) | - | - | - | 502,551 | - | - | 502,551 |
| Warrants outstanding (Note 15) | - | - | - | - | 2,546,912 | - | 2,546,912 |
| Net loss | - | - | - | - | - | (9,100,426) | (9,100,426) |
| **BALANCE (DEFICIT), DECEMBER 31, 2022** | 30,217,566 | $ 1,923 | $ 5,977,997 | $ 502,551 | $ 2,546,912 | $ (14,447,737) | $ (5,418,354) |

-

See accompanying notes to financial statements.

**YERBAÉ BRANDS CO.**

STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

For the Years Ended December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (9,100,426) | $ (3,801,661) |
| Adjustments to reconcile net loss to net | | |
| cash flows from operating activities | | |
| Bad debt | 49,007 | 25,304 |
| Depreciation | 50,691 | 11,563 |
| Accretion on detachable warrants | 1,219,569 | - |
| Noncash operating lease expense | 9,139 | - |
| Warrants issued | 84,394 | - |
| Stock compensation expense | 502,551 | - |
| (Increase) decrease in | | |
| Accounts receivable | (663,315) | 51,150 |
| Inventory | (484,578) | (18,611) |
| Prepaid expenses and other current assets | (6,014) | (110,847) |
| Increase (decrease) in | | |
| Accounts payable | 1,933,831 | 337,093 |
| Accrued interest | 46,264 | - |
| Accrued expenses | 300,343 | (157,842) |
| Total adjustments | 3,041,882 | 137,810 |
| Net cash from operating activities | (6,058,544) | (3,663,851) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | - | (253,454) |
| Net cash from investing activities | - | (253,454) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Payments to Gourmet Growth | (2,126,246) | (2,314,446) |
| Proceeds from Gourmet Growth | 2,686,525 | 2,264,403 |
| Payments on note payable | (42,258) | (5,743) |
| Proceeds from note payable | 5,000,000 | 232,454 |
| Proceeds from issuance of common stock | 1,049,264 | 3,849,176 |
| Net cash from financing activities | 6,567,285 | 4,025,844 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 508,741 | 108,539 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 347,806 | 239,267 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 856,547 | $ 347,806 |
| **SUPPLEMENTAL DISCLOSURES OF** | | |
| **CASH FLOW INFORMATION** | | |
| Cash paid for interest | $ (221,800) | $ (174,971) |
| **SUPPLEMENTAL DISCLOSURES OF** | | |
| **NONCASH TRANSACTIONS** | | |
| Notes payable and accrued interest converted to equity | $ - | $ 199,673 |
| Right of use assets exchanged for operating lease liabilities | $ 340,411 | $ - |
| Detachable warrants issued with debt | $ 2,462,518 | $ - |

See accompanying notes to financial statements.

# YERBAÉ BRANDS CO.

NOTES TO FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

December 31, 2022 and 2021

---

## 1.   DESCRIPTION OF BUSINESS

Yerbaé, LLC (the Company) a limited liability corporation was formed in 2016 and is a distributor of enhanced sparkling water for distribution throughout the United States. The address of its registered office is 18801 N Thompson Peak Parkway, Scottsdale, Arizona 85255.

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Company:

Basis of Preparation

The accompanying financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements of the Company were approved by the Board of Directors on April 26, 2023.

Current Versus Noncurrent Classification

The Company presents assets and liabilities in the statement of financial position based on current/noncurrent classification. An asset in current when it is:

- Expected to be realized or intended to be sold or consumed in the normal operating cycle,
- Held primarily for the purpose of trading,
- Expected to be realized within twelve months after the reporting period, or
- Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period

All other assets are classified as noncurrent.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Current Versus Noncurrent Classification (Continued)

A liability is current when:

- It is expected to be settled in the normal operating cycle,
- It is held primarily for the purpose of trading,
- It is due to be settled within twelve months after the reporting date, or
- There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as noncurrent.

Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company's financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Company's exposure to risks and uncertainties include:

- Financial instruments (See Note 4)

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements.

- Provision for income taxes (See Note 10)

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

_____

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

- Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them.

- Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the loses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further details on taxes are disclosed in Note 10.

Cash and Cash Equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity date of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts are considered delinquent when the account is not paid within the terms specified for each customer. To reduce credit risk with accounts receivable, the Company performs ongoing evaluations of its customers' financial condition and generally requires no collateral from its customers. The expected credit loss is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

_____

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Inventories

Inventories are valued at the lower of cost or net realizable value with cost determined on a first-in/first-out (FIFO) basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on a straight-line method over the following estimated useful lives of the assets:

|  | Years |
|---|---|
| Vehicles | 5 |

Depreciation expense totaled $50,691 and $11,563 for the years ended December 31, 2022 and 2021, respectively.

Revenue From Contracts With Customers

The Company is in the business of manufacturing enhanced sparkling water and derives its revenues from one primary source, product sales. Revenue from contracts with customers is recognized when control of the goods are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company has generally concluded that it is the principal in its revenue arrangements because it typically controls the goods before transferring them to the customer.

Product Sales

Contracts with customers include the sale of sparkling water. The Company transfers control and recognizes revenue from the sale of product at a point in time upon delivery of sparkling water to customers or distributors pursuant to the terms of the contract. In general, the sale of sparkling water does not include multiple promised goods and services.

Sales taxes collected from customers are excluded from revenues and the obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities. The Company accounts for shipping and handling activities as a fulfillment of its promise to transfer the goods. Accordingly, shipping and handling costs are included in cost of sales.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

---

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Performance Obligations and Significant Judgments and Estimates

The transaction price is allocated to each distinct performance obligation using an estimate of stand-alone selling price. The stand-alone selling price is generally based on observable prices. The establishment of stand-alone selling price requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and those prices demonstrate an appropriate level of concentration to conclude that a stand-alone selling price exists.

The following reflects the disaggregation of the Company's net revenue from contracts with customers for the years ended December 31, 2022 and 2021:

Geographical Region

|  | 2022 | 2021 |
|---|---|---|
| United States - Midwest | $ 1,899,773 | $ 2,545,879 |
| United States - West | 1,699,824 | 1,825,989 |
| United States - East | 3,567,250 | 1,673,221 |
| TOTAL NET REVENUE | $ 7,166,847 | $ 6,045,089 |

Timing of Net Revenue Recognition

|  | 2022 | 2021 |
|---|---|---|
| Goods and services transferred at a point in time | $ 7,166,847 | $ 6,045,089 |
| Services transferred over time | - | - |
| TOTAL NET REVENUE | $ 7,166,847 | $ 6,045,089 |

Products are primarily sold to customers throughout the United States. Product orders are typically processed within five days of order receipt and collected within 60 days from shipment. Various economic factors affect the recognition of revenue and cash flows including availability of products at competitive prices from overseas manufacturers; skilled labor; and prompt payment by customers.

Contract Assets and Liabilities

The timing of revenue recognition, billings, and cash collections results in billed accounts receivable (contract assets) on the statement of financial position. Amounts are billed upon shipment of the products and acceptance by the customer. The Company may request advances or deposits from customers before revenue is recognized, which results in contract liabilities. These contract liabilities are released as the performance obligations are satisfied. As of December 31, 2022 and 2021, there were no contract liabilities.

|  | 2022 | 2021 |
|---|---|---|
| Accounts receivable | $ 922,725 | $ 308,417 |

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purpose. The differences relate primarily to depreciable assets, expected credit losses, basis of inventories, and certain liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Advertising

The Company expenses advertising costs as incurred. Total advertising expense was $2,081,823 and $2,215,823 for the years ended December 31, 2022 and 2021, respectively.

Fair Value Measurement

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

- Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

- Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Share-Based Payments

The Company records all share-based payments at their fair value. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is charged to reserves. The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based payments. The share-based payments costs are charged to operations over the stock option vesting period.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Share-Based Payments</u> (Continued)

Warrants issued are recorded at their fair value using the Black Scholes option pricing model on the date of issue as share issuance costs. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options expected to vest. On the exercise of stock options and warrants, share capital is credited for consideration received and for fair value amounts previously credited to reserves.

<u>Leases</u>

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company does not recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

During the year ended December 31, 2022, the Company entered into a lease arrangement for office space. For the year ended December 31, 2021, the Company had no lease arrangements. The Company has elected not to separate lease and non-lease components (which transfer a separate good or service under the same contract) and instead the Company accounts for these leases as a single lease component.

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Future Accounting Policy Changes

Standards issued but not yet effective up to the date of issuance of the Company's financial statements that are likely to have an impact on the Company are listed below. This listing is of standards and interpretations the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

- Amendments to IAS 1, *Presentation of Financial Statements* - The amendments clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by expectations of the entity or events after the reporting date. The amendments also clarify that the settlement of a liability refers to the transfer by the counterparty of cash, equity instruments, and/or other assets or services. Early application is permitted. The Company intends to adopt the amendments to IAS 1 on the required effective date of January 1, 2023. The Company is in the process of assessing the impact of this amendment.

- Amendments to IAS 1, Presentation of Financial Statements, provides clarification on the conditions with which an entity must comply within 12 months after the reporting period affecting the classification of a liability as current or non-current. The Company will adopt the amendment when it becomes effective in the Company's December 31, 2024 year.

- Amendments to IFRS 7, Financial Instruments: Disclosures, provides clarification on disclosing material accounting policy information regarding the measurement bases for financial instruments. The Company will adopt the amendment when it becomes effective in the Company's December 31, 2023 year.

- Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates, and Errors, provides clarification on the difference between accounting policies and accounting estimates. The Company will adopt the amendment when it becomes effective in the Company's December 31, 2023 year.

- Amendments to IAS 12, Income Taxes, provides clarification on how companies account for deferred taxes on transactions such as leases and decommissioning obligations. The Company will adopt the amendment when it becomes effective in the Company's December 31, 2023 year.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

---

3.  **CAPITAL MANAGEMENT**

The Company's objective when managing capital is to use short-term funding sources to manage its working capital requirements and fund expenditures required to execute its operating and strategic plans. The Company is not subject to any capital requirements imposed by regulators or creditors. As of December 31, 2022 and 2021, the Company's capital structure is composed of the following:

|  | 2022 | 2021 |
|---|---|---|
| Cash and cash equivalents | $ 856,547 | $ 347,806 |
| Due to Ampla | (879,555) | (319,276) |
| Notes payable | (4,091,504) | (376,711) |
| Subtotal | (4,114,512) | (348,181) |
| Equity (deficit) | (5,566,322) | (416,655) |
| NET CAPITAL (DEFICIT) | $ (9,680,834) | $ (764,836) |

4.  **FINANCIAL INSTRUMENTS**

The Company's principal financial liabilities are comprised of loans, borrowings, and accounts payable. The main purpose of these financial liabilities is to finance the Company's operations. The Company's principal financial assets include accounts receivable and cash and cash equivalents that derive directly from its operations. The Company is exposed to credit risk, liquidity risk, and interest rate risk.

Credit Risk

Credit risk is the risk that a counter party will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions. The Company places its cash with high credit quality financial institutions, which are federally insured up to prescribed limits. At certain times, the amount of cash equivalents at any one institution may exceed the federally insured prescribed limits; however, no losses have been incurred to date.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

4.   **FINANCIAL INSTRUMENTS (Continued)**

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The following are the contractual maturities of financial liabilities as of December 31:

| Financial Liabilities | Carrying Amount | | Contractual Cash Flow | | 2022 0 to 12 Months | | 13 to 24 Months | | Thereafter | |
|---|---|---|---|---|---|---|---|---|---|---|
| Accounts payable | $ | 2,733,015 | $ | 2,733,015 | $ | 2,733,015 | $ | - | $ | - |
| Accrued interest | | 46,264 | | 46,264 | | 46,264 | | - | | - |
| Accrued expenses | | 668,164 | | 668,164 | | 668,164 | | - | | - |
| Due to Ampla | | 879,555 | | 879,555 | | 879,555 | | - | | - |
| Notes payable | | 4,091,504 | | 5,625,727 | | 5,236,256 | | 61,681 | | 327,790 |
| Operating lease liabilities | | 371,185 | | 371,185 | | 74,272 | | 136,807 | | 160,106 |
| TOTAL | $ | 8,789,687 | $ | 10,322,910 | $ | 9,637,526 | $ | 198,488 | $ | 487,896 |

| Financial Liabilities | Carrying Amount | | Contractual Cash Flow | | 2021 0 to 12 Months | | 13 to 24 Months | | Thereafter | |
|---|---|---|---|---|---|---|---|---|---|---|
| Accounts payable | $ | 799,184 | $ | 799,184 | $ | 799,184 | $ | - | $ | - |
| Accrued expenses | | 367,821 | | 367,821 | | 367,821 | | - | | - |
| Due to Ampla | | 319,276 | | 319,276 | | 319,276 | | - | | - |
| Note payable | | 376,711 | | 522,109 | | 61,806 | | 61,806 | | 398,497 |
| TOTAL | $ | 1,862,992 | $ | 2,008,390 | $ | 1,548,087 | $ | 61,806 | $ | 398,497 |

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate as market interest rates change. The Company is exposed to interest rate risk on its note payable and due to stockholders, for which the interest rates charged are fixed.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

_____

**4.    FINANCIAL INSTRUMENTS (Continued)**

Measurement Categories and Fair Values

As explained in Note 2, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of loss. Those categories are: fair value through profit or loss; loans and receivables; and other financial liabilities. The following tables show the carrying values and the fair values of assets and liabilities for each of these categories as of December 31, 2022 and 2021:

| December 31, 2022 | Loans and Receivables | | Other Financial Liabilities | | Fair Value Through Profit or Loss | |
|---|---|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Cash and cash equivalents | $ 856,547 | $ 856,547 | $ - | $ - | $ - | $ - |
| Accounts receivable | 922,725 | 922,725 | - | - | - | - |
| Accounts payable | - | - | 2,733,015 | 2,733,015 | - | - |
| Accrued Interest | - | - | 46,264 | 46,264 | - | - |
| Accrued expenses | - | - | 668,164 | 668,164 | - | - |
| Due to Ampla | - | - | 3,811,622 | 3,811,622 | - | - |
| Notes payable | - | - | 4,091,504 | 4,091,504 | - | - |
| Operating lease liability | - | - | 371,185 | 371,185 | - | - |

| December 31, 2021 | Loans and Receivables | | Other Financial Liabilities | | Fair Value Through Profit or Loss | |
|---|---|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Cash and cash equivalents | $ 347,806 | $ 347,806 | $ - | $ - | $ - | $ - |
| Accounts receivable | 308,417 | 308,417 | - | - | - | - |
| Accounts payable | - | - | 799,184 | 799,184 | - | - |
| Accrued expenses | - | - | 367,821 | 367,821 | - | - |
| Due to Ampla | - | - | 319,276 | 319,276 | - | - |
| Note payable | - | - | 376,711 | 376,711 | - | - |

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

5.  **PROPERTY AND EQUIPMENT**

Property and equipment consist of the following as of December 31, 2022:

|  | Vehicles |
|---|---|
| Cost | |
| Balance at January 1, 2022 | $ 253,454 |
| Additions | - |
| Balance at December 31, 2022 | 253,454 |
| Accumulated Depreciation | |
| Balance at January 1, 2022 | 11,563 |
| Additions | 50,691 |
| Balance at December 31, 2022 | 62,254 |
| Carrying Amount | |
| At December 31, 2021 | $ 241,891 |
| At December 31, 2022 | 191,200 |

6.  **INVENTORIES**

Inventories consist of the following as of December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
| Raw material | $ 55,462 | $ 45,133 |
| Finished goods | 867,601 | 393,146 |
| Reserve for shrinkage | (1,109) | (903) |
| TOTAL | $ 921,954 | $ 437,376 |

7.  **DUE TO AMPLA**

On December 16, 2019, the Company signed a production run sale agreement with Ampla. The agreement indicates that Ampla will advance funds for production runs for an advance fee of .5% of the invoice. If the production requires an advance deposit, Ampla may add a mark up to the invoice in the amount of .5% to the deposit invoice. The interest charged by Ampla on all outstanding invoices is 1% per month. The agreement automatically extends for one year annually and is guaranteed by a stockholder of the Company. The outstanding balance due to Ampla was $879,555 and $319,276 at December 31, 2022 and 2021, respectively. The agreement has no fixed repayment terms.

8. **DUE TO STOCKHOLDERS**

In October 2020, the Company issued to stockholders convertible promissory notes in the aggregate principal amount of $200,000. The notes bear interest at a fixed annual rate of 5%. All principal and interest on the notes are due on October 15, 2022. At the sole discretion of the note holders, on or before the maturity date, all principal and accrued interest on the notes could be convertible into shares of the Company's Class A common stock. The notes are convertible at a conversion price equal to the lessor of 50% of the lowest price per share of equity paid by other investors and the average price per share outstanding immediately prior to the conversion. At December 31, 2020, the principal balance of the notes was $200,000. On October 7, 2021, the principal balance of $200,000 plus accrued interest of $10,427 was converted into 194,838 shares of the Company's Class A common stock.

9. **NOTES PAYABLE**

Notes payable consisted of the following at December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
| Note payable to the SBA, secured by all assets of the Company, due July 2050, payable in monthly principal and interest payments of $731. Interest on the note is at 3.75%. The first monthly installment is due in October 2022 and post against accrued interest. | $ 150,000 | $ 150,000 |
| Notes payable due in a lump payment at maturity, including interest at 8%, due February 8, 2023. The notes are secured by certain assets of the Company. The note was paid in full subsequent to year end. | 500,000 | - |
| Notes payables to two investors in the amount of $4,500,000 in total. The loans accrue interest at 8.00%. All accrued interest was waived on conversion of the notes. The notes are secured by substantially all the assets of the Company and are due on the earlier of 12 months from issue date or upon completion of a liquidation event as defined in the agreements. These notes also contain certain conversion rights as described in the agreement. There are two conversion options: (a) automatic conversion upon liquidation event; and (b) upon maturity of the notes. Subsequent to year end on February 8, 2023, all of the notes have converted into stock of the Company. | 3,257,051 | - |

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

9.    **NOTES PAYABLE (Continued)**

|  | 2022 | 2021 |
|---|---|---|
| Notes payable in monthly installments ranging from $543 to $652, including interest ranging from 2.90% to 5.49%, due October 2026 to December 2026. The notes are secured by vehicles. | $    184,453 | $    226,711 |
| Subtotal | 4,091,504 | 376,711 |
| Less current maturities | (3,811,622) | (61,681) |
| TOTAL | $    279,882 | $    315,030 |

The notes payables to the investors came with detachable warrants. These warrants are valued at $2,462,518 and have reduced the amount of this note at December 31, 2022. During the year 2022, interest expense in the amount of $1,219,569 was recorded on the accretion of the warrants and added back to the debt balance.

Future principal maturities of long-term debt at December 31 were as follows:

| | |
|---|---|
| 2023 | $  3,811,622 |
| 2024 | 56,200 |
| 2025 | 56,338 |
| 2026 | 28,560 |
| 2027 | 3,565 |
| Thereafter | 135,219 |
| TOTAL | $  4,091,504 |

10.    **INCOME TAXES**

The Company was converted to a corporation on September 14, 2020. Prior to September 14, 2020, the Company elected to be taxed as a partnership and was not directly subject to federal or state income taxes under the provisions of the Internal Revenue Code and applicable state statutes.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

---

10. **INCOME TAXES (Continued)**

Income tax expense attributable to income before income taxes differs from the amounts computed by applying the combined federal and state tax rate of 26.1% to pre-tax income as a result of the following:

|  | 2022 | 2021 |
|---|---|---|
| Net loss | $ (9,100,426) | $ (3,801,661) |
| **Increase (decrease) in taxable income:** | | |
| Permanent differences | 2,454 | 2,454 |
| Temporary differences | 2,616,937 | (62,503) |
| Taxable net loss attributable to corporation | (6,481,035) | (3,861,710) |
| Federal and state blended tax rate | 25.9% | 26.1% |
| Computed expected income taxes | (1,678,588) | (1,007,906) |
| **Increase (decrease) in taxes:** | | |
| Temporary difference for inventories | (53) | (106) |
| Rent | (2,386) | - |
| Warrants | (22,030) | - |
| Stock appreciation rights | (84,463) | (46,717) |
| Investment banking fees | (54,817) | - |
| Legal fees | (100,179) | - |
| Accrued interest on warrants | (318,349) | - |
| Interest expense limitation | (86,831) | - |
| Charitable contribution carryover | (6,051) | - |
| Depreciation | (13,233) | 63,137 |
| Change in unrecognized deferred tax assets | 2,366,980 | 991,592 |
| INCOME TAX EXPENSE | $ - | $ - |

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes. Total tax provision differs from the statutory tax rates applied to income before provision for income taxes due principally to loan forgiveness amounts that are not taxable and expenses charged which are not tax deductible.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

---

**10. INCOME TAXES (Continued)**

The net deferred tax assets in the accompanying statement of financial position as of December 31, 2022 and 2021 included the following components:

|  | 2022 | 2021 |
|---|---|---|
| Deferred tax asset | $ 3,638,636 | $ 1,227,856 |
| Valuation allowance | (3,638,636) | (1,227,856) |
| **DEFERRED TAX ASSET** | $ - | $ - |

The deferred tax asset as of December 31, 2022 and 2021 was comprised of the tax effect of cumulative temporary differences as follows:

|  | 2022 | 2021 |
|---|---|---|
| Inventory | $ 289 | $ 236 |
| Rent | 2,386 | - |
| Warrants | 22,030 | - |
| Stock appreciation rights | 131,183 | 46,720 |
| Investment banking fees | 54,817 | - |
| Legal fees | 100,179 | - |
| Accrued interest on warrants | 318,349 | - |
| Interest expense limitation | 86,831 | - |
| Charitable contribution carryover | 6,051 | - |
| Depreciation | (49,909) | (63,142) |
| Net operating loss carryforward - federal | 2,232,306 | 936,170 |
| Net operating loss carryforward - state | 734,124 | 307,872 |
| Valuation allowance | (3,638,636) | (1,227,856) |
| **TOTAL** | $ - | $ - |

The Company has available at December 31, 2022 and 2021 unused operating loss carryforwards of $11,364,151 and $4,726,008, respectively, which can be carried forward indefinitely and may provide future tax benefits.

The Company recorded a valuation allowance against loss carryforwards and other deferred assets of $3,638,636 and $1,227,856 during the years ended December 31, 2022 and 2021, respectively. The Company has provided the allowances because it is more-likely-than-not that a substantial portion of the assets will not be realized.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

---

11. **LEASE**

At December 31, 2021, the Company leased office space from one of its members on a month-to-month basis with monthly rentals amounting to $10,378. The Company remained in this office until December 2022 when it signed a long-term lease with an unrelated third party. The Company applied the short-term lease recognition exemption to its office lease until the new lease was signed in 2022. Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term. Total amounts paid for rent related to the short-term lease amounted to $93,727 and $121,832 for the years ended December 31, 2022 and 2021, respectively.

On October 5, 2022, the Company signed a lease for a new office facility from an unrelated third party. The Company's obligations under its lease are secured by the lessor's title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased asset. The lease contract includes extension and termination options and variable lease payments, which are further discussed below.

The components of lease cost for operating and finance leases for the year ended December 31, 2022 were as follows:

| | | |
|---|---|---:|
| Operating lease cost | $ | 9,139 |
| Short-term lease cost | | 93,727 |
| Variable lease cost | | - |
| | | |
| TOTAL LEASE COST | $ | 102,866 |

Supplemental cash flow information related to leases is included below.

Cash paid for amounts included in the measurement of lease liabilities:

| | | |
|---|---|---:|
| Operating cash flows for operating leases | $ | - |

The following table summarizes the lease-related assets and liabilities recorded in the balance sheet at December 31, 2022:

| | | |
|---|---|---:|
| Operating leases | | |
| Operating lease right-of-use assets net of accumulated amortization of $0 | $ | 340,411 |
| | | |
| Current operating lease liabilities | $ | (74,272) |
| Noncurrent operating lease liabilities | | (296,913) |
| | | |
| TOTAL OPERATING LEASE LIABILITIES | $ | (371,185) |

**11.   LEASE (Continued)**

The Company utilizes a risk free rate in determining the present value of lease payments unless the implicit rate is readily determinable.

Weighted-average remaining lease term (years)

| | |
|---|---|
| Operating leases | 3.1 |
| Finance leases | n/a |
| Weighted-average discount rate | |
| Operating leases | 1.04% |
| Finance leases | n/a |

The following table provides the maturities of lease liabilities at December 31, 2022:

| Year Ending | Operating Leases |
|---|---|
| 2023 | $       77,881 |
| 2024 | 136,562 |
| 2025 | 139,807 |
| 2026 | 23,798 |
| Total future undiscounted lease payments | 378,048 |
| Less interest | (6,863) |
| PRESENT VALUE OF LEASE LIABILITIES | $       371,185 |

**12.   STOCK TRANSACTION**

On August 21, 2020, Yerbaé, LLC converted from a Delaware limited liability company into a Delaware corporation and changed its name to Yerbaé Brands, Co. Effective September 14, 2020, all of the then Yerbaé, LLC outstanding Class A, Class B, Class C, and Class D units were converted into Yerbaé Brands, Co. common stock on a 1 to 1 basis. There are no preferences with the stock. Class A and Class B have the same rights as Class D-1 and Class D-2, but in addition, have voting rights. All classes of stock have par value of $0.0001. On April 11, 2022, the Company authorized a stock split in which all shares were split on a 1 to 1.595 basis.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

12. **STOCK TRANSACTION (Continued)**

The following is information pertinent to common stock as of December 31, 2022:

| Class | Voting | Authorized | Issued and Outstanding |
|---|---|---|---|
| A | Voting | 17,545,000 | 14,300,398 |
| B | Voting | 9,570,000 | 8,754,023 |
| D-1 | Nonvoting | 3,190,000 | 1,909,600 |
| D-2 | Nonvoting | 3,595,000 | 3,571,377 |
| D-3 | Nonvoting | 1,000,000 | 726,450 |
| 2020-1 | Nonvoting | 849,000 | 847,966 |
| 2022-1 | Nonvoting | 4,068,500 | 107,752 |
| Unassigned | Nonvoting | 57,500 | - |
| TOTAL | | 39,875,000 | 30,217,566 |

The following is information pertinent to common stock as of December 31, 2021:

| Class | Voting | Authorized | Issued and Outstanding |
|---|---|---|---|
| A | Voting | 17,545,000 | 14,300,398 |
| B | Voting | 9,570,000 | 8,754,023 |
| D-1 | Nonvoting | 3,190,000 | 1,909,600 |
| D-2 | Nonvoting | 3,595,000 | 3,571,377 |
| 2020-1 | Nonvoting | 849,000 | 847,966 |
| Unassigned | Nonvoting | 5,126,000 | - |
| TOTAL | | 39,875,000 | 29,383,364 |

13. **EQUITY APPRECIATION RIGHTS PLAN**

During the year ended December 31, 2018, the Company entered into an equity appreciation rights plan with certain employees. Under the plan, individuals earn compensation based on the excess of the current fair market values per share of the Company over the fair market values per share of the Company in the year the rights were awarded. These fair value estimates have been based on an agreed upon Company valuation model, as detailed in the Equity Appreciation Rights Plan. At June 30, 2022 and December 31, 2021, the equity appreciation rights carried a $1.14 value. At June 30, 2022 and December 31, 2021, cumulative compensation expense was recorded in the amount of $43,280 and $178,980, respectively, which is included in operating expenses with a corresponding increase to accrued expenses. The rights vest over graded vesting schedules ranging three to five years and are settled in cash. During the six months ended June 30, 2022 and for the year ended December 31, 2021, $119,623 and $285,000, respectively, of additional rights were granted to certain employees. As of June 30, 2022 and December 31, 2021, there was $611,970 and $731,190, respectively, of unrecognized compensation expense related to nonvested rights which will be recognized over the remaining vesting period. The weighted average remaining vesting period, in years, is 2.34 and 2.54 as of June 30, 2022 and December 31, 2021, respectively. Effective July 1, 2022, the Company converted the equity appreciation rights plan into a stock option plan. The new plan retained the original shares granted and grant date. (See Note 14)

As of and for the year ended December 31, 2022 and for the year ended December 31, 2021, the number of rights outstanding and vested are as follows:

|  | Rights Outstanding | Rights Vested |
|---|---|---|
| BALANCE, DECEMBER 31, 2020 | 655,000 | $ 110,580 |
| Rights vested | - | 68,400 |
| Rights granted | 285,000 | - |
| Rights forfeited | (8,000) | - |
| BALANCE, DECEMBER 31, 2021 | 932,000 | 178,980 |
| Stock split 1 to 1.595 | 355,139 | - |
| Rights vested | - | 43,280 |
| Rights granted | 119,623 | - |
| Rights forfeited | - | - |
| Transferred to stock option plan | (1,406,762) | (222,260) |
| BALANCE, DECEMBER 31, 2022 | - | $ - |

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

---

14. **STOCK COMPENSATION PLAN**

The Company created the 2022 Stock Option Plan (the Plan) on July 1, 2022, which replaced the equity appreciation plan, under which shares of common stock became available for issuance not to exceed the aggregate number of shares authorized and not issued or outstanding. The Plan is designed to attract, retain, and motivate key employees. Currently, the fair value is recognized as an expense straight-line over the vesting period of the award. Option awards are generally granted with an exercise price equal to the fair market value of the Company's stock at the date of grant, vest over a five-year period, and expire ten years after the grant date. The aggregate number of shares issuable under this plan shall not exceed the lesser of 10% of the Company's total issued and outstanding shares or 5,455,121 shared in total. As of December 31, 2022, 1,969,088 shares were available for grant.

The Company recorded $280,291 in compensation expense for the year ended December 31, 2022 which is included in general and administrative expenses with a corresponding increase to additional paid in capital.

The assumptions used to calculate the fair value of options granted during the year ended December 31, 2022 are as follows:

| | |
|---|---|
| Weighted-average volatility | 30.91% |
| Weighted-average risk-free rate | 3.99% |
| Dividend yield | 0.00% |
| Expected term years | 5 |

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

| | Options Outstanding | Weighted Average Exercise Price |
|---|---|---|
| OUTSTANDING AT DECEMBER 31, 2021 | - | $ - |
| Transferred from equity appreciation plan | 1,406,762 | 0.71 |
| Granted | - | - |
| Exercised | - | - |
| Expired | - | - |
| Forfeited | (354,093) | 0.74 |
| OUTSTANDING AT DECEMBER 31, 2022 | 1,052,669 | $ 0.71 |

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

---

14. **STOCK COMPENSATION PLAN (Continued)**

Additional information is presented related to options outstanding at December 31, 2022:

| Exercise Price Per Share | Options Outstanding | Vested and Exercisable |
|---|---|---|
| $   0.74 | 885,206 | 397,147 |
| 0.73 | 15,946 | 3,189 |
| 0.55 | 151,517 | - |
| TOTAL | 1,052,669 | 400,336 |

The weighted average grant date of stock options issued during the year ended December 31, 2022 was $0.55 per share. As of December 31, 2022, there was $256,283 of unrecognized compensation expense related to nonvested stock options which will be recognized over the remaining vesting period.

15. **WARRANTS**

At December 31, 2022, the Company had outstanding warrants to purchase 7,385,741 shares of the Company's stock at prices ranging from $0.85 to $1.50 per unit. The warrants become exercisable at various time through February 8, 2023 and expire at various dates through January 1, 2027. The warrants all vested at February 8, 2023. At December 31, 2022, no shares have been reserved for that purpose.

Management used the Company's industry volatility index in the estimation of the fair value of the warrants.

Using the Black-Scholes-Merton option pricing model, management has determined that the options have a weighted average value ranging from $0.12 to $0.55 per unit, resulting in total value of $2,546,912 which has been recognized as warrants outstanding in stockholders' equity.

The assumptions used in the calculated fair value of warrants are as follows:

| | |
|---|---|
| Risk-free interest rate | 3.99% |
| Expected life in years at date of issuance | 5 years |
| Expected volatility | 30.91% |

## 16.  EXPENSES BY NATURE

Expenses by nature consist of the following as of December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
| COST OF SALES | | |
| Materials | $ 2,732,495 | $ 2,195,340 |
| Rent | 219,778 | 228,383 |
| Total cost of sales | 2,952,273 | 2,423,723 |
| | | |
| OPERATING EXPENSES | | |
| Advertising, marketing, and promotions | $ 4,009,771 | $ 2,558,497 |
| Employee benefits | 3,048,273 | 2,016,930 |
| Shipping | 1,848,212 | 1,668,067 |
| Travel expenses | 296,348 | 191,832 |
| Professional fees | 944,270 | 137,268 |
| Miscellaneous | 208,908 | 119,554 |
| Slotting fees | 587,745 | 103,225 |
| Office expenses | 696,077 | 452,683 |
| Stock option compensation expense | 280,291 | - |
| Total cost of sales | 11,919,895 | 7,248,056 |
| | | |
| TOTAL | $ 14,872,168 | $ 9,671,779 |

## 17.  LOSS PER SHARE/UNIT

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares in issue during the years ended December 31, 2022 and 2021.

Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares at December 31, 2022 and 2021.

The following table reflects the loss and share data used in the basic loss per share calculations:

|  | 2022 | 2021 |
|---|---|---|
| Net loss | $ (9,257,533) | $ (3,801,661) |
| Weighted average number of common shares in issue | 29,693,146 | 28,043,164 |
| | | |
| BASIC LOSS PER SHARE | $ (.31) | $ (0.14) |

---

**17. LOSS PER SHARE/UNIT (Continued)**

The following table reflects the loss and share data used in the diluted loss per share calculations:

|  | 2022 | 2021 |
|---|---|---|
| Net loss | $ (9,257,533) | $ (3,801,661) |
| Weighted average number of common shares for basic loss per share | 29,693,146 | 28,043,164 |
| Effect of dilution from convertible notes | - | - |
| Weighted average number of common shares adjusted for the effect of dilution | 29,693,146 | 28,043,164 |
| DILUTED LOSS PER SHARE | $ (.31) | $ (0.14) |

**18. SUBSEQUENT EVENTS**

Subsequent events are events or transactions that occur after the reporting date but before financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the reporting date, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the reporting date but arose after (that is, non-recognized subsequent events).

Management has evaluated subsequent events through April 26, 2023, which was the date that these financial statements were available for issuance, and determined that the following significant subsequent events occurred:

- On May 19, 2022 Yerbaé entered into a definitive arrangement agreement and plan of merger, as amended on August 31, 2022 (the "Arrangement Agreement"), with Kona Bay Technologies Inc. ("Kona Bay"), Kona Bay Technologies (Delaware) Inc., 1362283 B.C. Ltd. ("FinCo"), Todd Gibson, and Karrie Gibson, related to the proposed merger and business combination of the Company with Kona Bay (the "Transaction"). The Transaction is subject to the final approval of the TSX Venture Exchange ("TSX-V") and is intended to constitute a reverse takeover (a "RTO") of Kona Bay by Yerbaé as defined in TSX-V Policy 5.2 – *Change of Business and Reverse Takeovers* ("Policy 5.2"). The combined company that will result from the completion of the Transaction (the "Resulting Issuer") will be renamed "Yerbaé Brands Corp." or such other name as agreed to by Kona Bay and Yerbaé.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

---

**18.  SUBSEQUENT EVENTS (Continued)**

- On February 8, 2023 the Company and Kona Bay completed the Transaction.  At the time of Closing, an aggregate of 54,493,953 Shares were issued and outstanding of which: 35,848,290 Shares were issued to the former Yerbaé shareholders (inclusive of an aggregate of 5,631,276 Shares issued to former holders of an aggregate of US$4,500,000 in convertible promissory notes of Yerbaé converted immediately prior to Closing), 8,000,000 performance Shares (each, a "Performance Share") were issued to certain individuals, as to 3,000,000 Performance Shares to Klutch Financial Corp. ("Klutch"), and 2,500,000 Performance Shares to each of Todd Gibson and Karrie Gibson, which Performance Shares are to be held in escrow and released upon the completion of certain performance-based incentives related to the listing of the Shares on the TSXV, future equity financings, and certain trailing gross revenue targets, 3,153,746 Shares were issued to the former holders of Warrants exercised in connection with the Closing, and 2,015,163 Shares were issued to former holders of the FinCo Subscription Receipts.

- On April 13, 2023, Yerbaé (the "Company") successfully closed the first tranche (the "First Tranche") of its private placement offering of up to 3,000 unsecured convertible debenture units (collectively, the "Debenture Units") at a price of US$1,000 per Debenture Unit for aggregate gross proceeds of up to US$3,000,000 (the "Offering"). The First Tranche consisted of 1,650 Debenture Units for gross proceeds of US$1,650,000. The Company expects the Offering to be fully subscribed upon the closing of the second and final tranche. The Offering is being conducted by a syndicate of agents let by Beacon Securities Limited ("Beacon") and including Echelon Wealth Partners Inc. and Roth Canada Inc. (collectively with Beacon, the "Agents"). Each Debenture Unit consists of: (i) one (1) US$1,000 principal amount unsecured convertible debenture (each, a "Debenture"); and (ii) 714 common share purchase warrants (each, a "Warrant"). All securities issued in connection with the First Tranche are subject to a statutory four-month hold period.   The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

**19.  MANAGEMENT PLANS**

As is common for entities in their initial growth stage, Yerbaé has experienced historical losses from operations, including the current fiscal year and a working capital deficit at year end 2022 of $5,373,170. During 2022, Yerbaé raised approximately $4,500,000 in convertible notes and in early 2023 the Company raised $3,000,000 via concurrent financing.  Both fund raises were related to the February 2023 reverse takeover of Kona Bay Technologies Inc. by Yerbaé and its shares are now traded on the TSX Venture Exchange (TSX-V), YERB.U.  See subsequent events for further details related to the reverse takeover. The Company also expects to raise additional capital during fiscal year 2023.

**YERBAÉ BRANDS CO.**
NOTES TO FINANCIAL STATEMENTS (Continued)

_____

**19.  MANAGEMENT PLANS (Continued)**

Yerbaé continues to aggressively pursue increased revenue and building brand awareness for 2023 and beyond.  In addition, Yerbaé is working toward positive operating cash flows but with continued investments into consumer awareness, new retail expansion, and investment into E-commerce and infrastructure. There can be no assurance that the Company will be successful in accomplishing its objectives; however, management believes these efforts have already begun to positively impact the Company's brand awareness and expects this to continue the progression of the brand's long-term success.

Due to significant investor demand it has increased the size of its previously announced private placement of unsecured convertible debenture units (the "Debenture Units"). The Company will now issue up to 4,000 Debenture Units at a price of US$1,000 per Debenture Unit (the "Issue Price") for aggregate gross proceeds of up to US$4,000,000 (the "Offering").  The Offering is being conducted by a syndicate of agents led by Beacon Securities Limited ("Beacon") and including Echelon Wealth Partners Inc. and Roth Canada Inc. (collectively with Beacon, the "Agents"). The Company closed the first tranche of the Offering for aggregate gross proceeds of $1,650,000 on April 13, 2023. The Company has also granted the Agents an option (the "Agents' Option"), exercisable in whole or in part at any time up to 48 hours prior to the closing of the final tranche of the Offering, to sell up to an additional 600 Debenture Units (each, an "Additional Debenture Unit") at a price per Additional Debenture Unit equal to the Issue Price for additional gross proceeds up to US$600,000, with each Additional Debenture Unit being sold on the same terms as the Debenture Units.

## CERTIFICATION

I, Todd Gibson, Principal Executive Officer of Yerbaé Brands Co., hereby certify that the financial statements of Yerbaé Brands Co. included in this Report are true and complete in all material respects.

*Todd Gibson*

CEO